                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                       GRAY COMMUNICATIONS SYSTEMS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                             Class B Common Stock
 -------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   389190208
                          ---------------------------
                                (CUSIP Number)

                                October 1, 1999
                           -------------------------
            (Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)




                               Page 1 of 4 pages
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     CUSIP No.   389190208           13G
               ------------------

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          THE LBJ COMPANY, L.P.
               74-2626561

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [ ]
     (b)  [ ]

     3    SEC USE ONLY


     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS


                   5  SOLE VOTING POWER

                             645,531
  NUMBER OF
   SHARES         6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   -0-
    EACH
 REPORTING       7  SOLE DISPOSITIVE POWER
   PERSON
    WITH                     645,531

                8  SHARED DISPOSITIVE POWER

                             -0-

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          645,531

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
     [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.5%

12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN




                          Page 2 of 4 pages

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


Item 1(a).     Name of Issuer

Gray Communications Systems, Inc.

Item 1(b).     Address of Issuer's Principle Executive Offices

126 N. Washington St.
Albany, GA 31701

Item 2(a).     Name of Person Filing

The LBJ Company, L.P.

Item 2(b).     Address of Principal Business Office

The Norwood Tower
114 West 7/th/ Street, Suite 300
Austin, Texas 78701

Item 2(c).     Citizenship

Texas

Item 2(d).     Title of Class of Securities

Class B Common Stock

Item 2(e).     CUSIP No.

389190208

Item 3.   The person(s) filing is (are):

N/A




                               Page 3 of 4 pages

Item 4.   Ownership

The LBJ Holding Company is deemed to be the beneficial owner of 645,531 shares or 12.5% of the 5,151,100 shares of Class B Common Stock believed to be issued and outstanding. The LBJ Holding Company has the sole power to vote and dispose of all 645,531 shares. The LBJ Holding Company shares the power to vote and/or dispose of 0 shares.

Item 5.   Ownership of Five Percent or Less of a Class

[ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8.   Identification and Classification of Members of the Group

N/A

Item 9.   Notice of Dissolution of the Group

N/A

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                              By:   /s/ John Welborn
                                    ------------------------------------------
                                    John Welborn, Vice President
                                    Texas Broadcasting Company, L.L.C.,
                                    as general partner of The LBJ Company, L.P.



Dated: October 8, 1999